July 13, 2022	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Ms. Christina Chalk
Senior Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549	Richard Vernon Smith E rsmith@orrick.com D +1 415 773 5830 F +1 650 614 7401

Re:	Hailiang Education Group Inc. Schedule 13E-3/A filed July 5, 2022 by Hailiang Education Group Inc., et al. File No. 005-89278

Dear Ms. Chalk:

On behalf of Hailiang Education Group Inc. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained a letter dated July 8, 2022 with respect to Schedule 13E-3/A, File No. 005-89278 (the “Schedule 13E-3”) filed on July 5, 2022 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 2 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3/A and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3/A filed on July 5, 2022 (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

Schedule 13E-3/A filed July 5, 2022

Selected Public Companies and M&A Transaction Analysis, page 50

1.	Refer to comment 5 in our letter dated June 28, 2022 and your response. Please put the information included in your response letter in the revised preliminary proxy statement. Additionally, revise to clarify with more specificity in the revised proxy statement how Duff & Phelps selected the specific valuation multiples it did apply to the Company. The following generic explanation in your response letter is not helpful in this regard: "To determine which valuation multiples to consider for the Company, Duff & Phelps reviewed various valuation multiples in the context of the companies' relative size, forecasted growth in revenues and profits, profit margins, capital spending, revenue mix, and other characteristics that Duff & Phelps deemed relevant."

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 51 of the Revised Proxy Statement.

We respectfully advise the Staff that Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. To determine which valuation multiples to consider for the Company, Duff & Phelps analyzed companies in the education industry which mainly engage business in the private school sector with relatively similar company size, revenue mix, historical and projected growth in revenue and profits, and profit margins to the Company.

Among the seven comparable companies selected, China Maple Leaf Educational Systems Limited, Wisdom Education International Holdings Company Limited and Bright Scholar Education Holdings Limited conduct business primarily in the private K12 education industry. Due to the tightening of regulations by Chinese governmental regulators applicable to the private K-12 education industry, however, Duff & Phelps was unable to identify any consensus equity analyst estimates for these comparable companies. China Education Group Holdings Limited, Hope Education Group Co., Ltd., China YuHua Education Corporation Limited, and China Kepei Education Group Limited conduct business primarily in the higher education industry, which is different from the Company and thus less influenced by the newly released policy.

Due to the limited comparability of the selected public companies described above, none of the companies utilized for comparative purposes in Duff & Phelps’ market approach analysis were deemed directly comparable to the Company. In this regard, Duff & Phelps did not apply multiples relating to these companies given differences in their financial and operating characteristics compared to the Company. Instead, Duff & Phelps analyzed the financial performance of each of the selected public companies, and their trading multiples for reference, including enterprise value to revenue and EBITDA. Also, as stated in the proxy statement and Discussion Material, due to the limited comparability of the selected public companies’ financial metrics relative to the Company, Duff & Phelps didn’t apply a range of selected multiples from a review of the public companies.

2.	Refer to comment 6 in our letter dated June 28, 2022 and your response. Include the information in your response letter in the revised preliminary proxy statement. That disclosure should be expanded to explain why Duff & Phelps did a comparison of comparable M&A transactions but then chose not to apply the valuation multiples to the Company of this going private transaction.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised. Please refer to page 54 of the Revised Proxy Statement.

We respectfully advise the Staff that M&A transactions multiples identified by Duff & Phelps were not applied to the Company. Duff & Phelps reviewed certain merger and acquisition transactions involving target companies that were deemed relevant to its analysis.

Among the six comparable transactions Duff & Phelps deemed relevant to the Proposed Transaction and concluded in the M&A transactions analysis, most targets conduct business primarily in higher education industry, which is different from the Company and thus less influenced by the newly released policy. In this regard, the Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected M&A transactions analysis, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis after taking into account the above limitations.

General

3.	We are continuing to consider your response to comment 1 in our letter dated June 28, 2022, which response was provided in a separate letter from Fang Liu, Esq., identified as counsel for Mr. Feng Hailiang.

The Staff’s comment is duly noted.

*     *     *

Please note that at the end of this letter a written acknowledgement from the issuer and the other filing persons to the Schedule 13E-3. If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard Vernon Smith
Richard Vernon Smith

cc:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

Fang Liu, Esq.

Yiyang Daciuk, Esq.

VCL Law LLP

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

ACKNOWLEDGMENT

In response to the SEC comment letter dated July 8, 2022 regarding the Schedule 13E-3/A, File No. 005-89278, filed on July 5, 2022 by Hailiang Education Group Inc. and other filing persons named therein, the undersigned hereby acknowledge the following in connection with the Amendment filed with this response, as well as any subsequent amendment filed with the SEC:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hailiang Education Group Inc.

By	/s/ Junwei CHEN
	Name:	Junwei CHEN
	Title:	Chairman and CEO

Hailiang Education International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

HE Merger Sub Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Hailiang Feng

/s/ Hailiang FENG

Jet Victory International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Brilliant One Development Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Fame Best International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

[Signature Page to Acknowledgement]

Gain Success Group Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

[Signature Page to Acknowledgement]